Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three months ended March 31, 2022 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our annual report on Form 20-F for the year ended December 31, 2021.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview
We are a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises one approved product (ZYNLONTA, formerly known as loncastuximab tesirine or Lonca) and two clinical-stage product candidates, camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises three clinical-stage product candidates, Cami, ADCT-601 (mipasetamab uzoptirine) and ADCT-901, and two preclinical product candidates, ADCT-701 and ADCT-212.
Our flagship product, ZYNLONTA, received accelerated approval from the FDA on April 23, 2021 for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high-grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. In a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ZYNLONTA demonstrated significant clinical activity across a broad population of heavily pre-treated patients, achieving a 48.3% overall response rate (“ORR”) and a 24.8% complete response rate (“CRR”), while maintaining a manageable tolerability profile. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients with high-grade B-cell lymphoma and patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. In the most recent data cut as of March 1, 2021, patients who received ZYNLONTA had a median duration of response (“DoR”) of 13.4 months for all responders, and the median DoR was not reached for patients with a complete response. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is striving to unlock this market opportunity by engaging physicians regarding ZYNLONTA’s differentiated product profile. ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (NCCN Guidelines) with a Category 2A recommendation for third-line-plus DLBCL patients, which reflects the broad label and the differentiated profile of ZYNLONTA.
We are committed to providing global access to ZYNLONTA to patients who may benefit from treatment. In Europe, our Marketing Authorisation Application (“MAA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL has been validated by the European Medicines Agency (“EMA”), which enables the evaluation process by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”) to begin. On September 13, 2021, we received Orphan Drug Designation in the

European Union for ZYNLONTA for the treatment of DLBCL. Orphan Drug Designation was granted by the European Commission based on a positive opinion issued by the EMA Committee for Orphan Medicinal Products. In China, our joint venture with Overland Pharmaceuticals, Overland ADCT BioPharma (CY) Limited, is continuing to advance the development of ZYNLONTA and has dosed the first patient in a pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory DLBCL in China. This local pivotal study mirrors our ongoing global pivotal Phase 2 clinical trial of ZYNLONTA and its results are intended to support the potential registration of ZYNLONTA in China. In Japan, we entered an exclusive license agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in January 2022.
In addition, to further expand the market opportunity for ZYNLONTA and maximize its commercial potential, we are conducting LOTIS-5, a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients. We have completed the safety-run in portion of this trial with 20 patients dosed, and we are now enrolling the randomized phase of the trial. The combination appears to be well tolerated, we did not observe any new safety events and the initial data suggests the agents are additive in terms of efficacy. In addition, we are planning to initiate a frontline study of ZYNLONTA combined with rituximab in unfit or frail patients who are not eligible for R-CHOP in the second half of 2022. Finally, we are initiating a Phase 1 clinical trial of ZYNLONTA in multiple combinations in NHL in the first half of 2022.
Our next clinical-stage product candidate, Cami, has demonstrated significant clinical activity across a broad population of heavily pre-treated patients with Hodgkin Lymphoma (“HL”), while maintaining a tolerability profile that we believe is manageable. We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL, for which we completed enrollment in January 2021 and have completed the 12-month follow-up stage of the trial. Patients had a median of six lines of prior systemic therapy. As of March 26, 2021, interim data from 101 evaluable patients showed a 66.3% ORR and a 27.7% CRR. No new safety signals were identified in the most recent data cut. Seven patients (6.0%) developed Guillain-Barre syndrome/polyradiculopathy, which is consistent with the incidence in the Phase 1 trial for Hodgkin lymphoma patients. We believe that this clinical trial, if successful, will support a BLA submission. We plan to have a pre-BLA meeting with the FDA in the second half of 2022. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial is currently enrolling patients and evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination.
Impact of the COVID-19 Pandemic
As the COVID-19 pandemic continues to evolve, we believe its impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by its severity and duration, its impact on the U.S. and global economies and the timing, the availability, acceptance and effectiveness of vaccines and treatments, particularly against emerging variants of the novel coronavirus, and the scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, the ultimate impact of the COVID-19 pandemic on our results of operations, cash flows and financial position for the remainder of 2022 and thereafter cannot be reasonably predicted. We are conducting our operations in compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate any negative impact of the COVID-19 pandemic on our operations. Our employees are meeting with investigators and site staff in person as allowed by institutions.
•Clinical Programs: To date, we have not experienced any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses. We have seen some increase in the time to activate new sites for trials that are in the start-up phase, but site activation timelines are expected to improve when the pandemic recedes in areas of the world where we are running our programs. We continue to work with sites to accelerate start-up activities, as delays in site activations may eventually impact the overall timelines and expenses of our trials. We continue to closely monitor the potential effect of the COVID-19 pandemic on our clinical trials, as well as the supply of our clinical-stage product candidates and will work closely with our clinical trial sites, contract research organizations and contract manufacturing partners to mitigate any such impact. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
•Commercial Launch of ZYNLONTA: We have built our launch plans for ZYNLONTA specifically to mitigate to the best of our ability the impact of the ongoing COVID-19 pandemic. Our Commercial and Medical Affairs teams prepared for a hybrid launch. Recently, variants of the novel coronavirus have negatively impacted our ability to have face-to-face interactions with physicians, which we believe is a key pillar of our continued success in driving the adoption of ZYNLONTA through ongoing dialogs with the healthcare provider community on ZYNLONTA's differentiated product profile. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.
Recent Transactions
License Agreement with Mitsubishi Tanabe Pharma Corporation (“MTPC”)
In January 2022, we entered an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30 million and could receive up to an additional USD 205 million in milestone payments if certain development and commercial milestones are achieved. We will also receive royalties ranging in percentage from the high teens to the low twenties based on net sales of the product in Japan.

Results of Operations
Comparison of the Three Months Ended March 31, 2022 and 2021
The following table summarizes our results of operations for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
in KUSD	2022	2021	Change
Product revenues, net	16,498	—	16,498
License revenue	30,000	—	30,000
Total revenue	46,498	—	46,498

Operating expense
Cost of product sales	(529)	—	(529)
Research and development expenses	(48,952)	(39,172)	(9,780)
Selling and marketing expenses	(18,370)	(13,911)	(4,459)
General and administrative expenses	(19,011)	(17,582)	(1,429)
Total operating expense	(86,862)	(70,665)	(16,197)
Loss from operations	(40,364)	(70,665)	30,301

Other income (expense)
Financial income	18,308	15	18,293
Financial expense	(9,217)	(2,000)	(7,217)
Non-operating income (expense) (1)	13,442	21,230	(7,788)
Total other (expense) income	22,533	19,245	3,288
Loss before taxes	(17,831)	(51,420)	33,589
Income tax benefit (expense)	1,170	(107)	1,277
Net loss	(16,661)	(51,527)	34,866
(1) Prior to December 31, 2021, individual components of Non-operating income (expense) were reported separately within the statement of operations. Prior periods have been recast to conform to the current period presentation. See Note 8, “Non-operating income (expense)” to the unaudited condensed consolidated interim financial statements for further information.

Notable items other than revenue from product sales and license revenue impacting the results of operations for the three months ended March 31, 2022 and 2021 included:

		Three Months Ended March 31,
in KUSD	P&L Classification	2022	2021	Change
Share-based compensation	Research and development (“R&D”) expenses	4,944	2,869	2,075
Share-based compensation	Selling and marketing (“S&M”) expenses	2,038	1,961	77
Share-based compensation	General and administrative (“G&A”) expenses	6,928	9,121	(2,193)
Fair value adjustment of Facility Agreement derivatives	Convertible loans, derivatives, change in fair value income	15,855	21,169	(5,314)
Share of Overland ADCT BioPharma net loss	Share of results with joint venture	2,502	527	1,975
Effective interest on the first and second tranche convertible loans	Financial expense	3,022	1,982	1,040
Cumulative catch-up adjustment of deferred royalty obligation	Financial income	18,288	—	18,288
Accretion expense of deferred royalty obligation	Financial expense	6,142	—	6,142

Revenue
Product revenue
On April 23, 2021, we received FDA regulatory and marketing approval for ZYNLONTA for the treatment of relapsed or refractory DLBCL and launched in the U.S. shortly thereafter. To date, our only source of product revenue, which commenced during May 2021, has been from sales of ZYNLONTA. During the three months ended March 31, 2022, Product revenues, net were USD 16.5 million. Our revenue may fluctuate from period to period based on a number of factors including, but not limited to, patient demand, as well as the timing, dose and duration of patient therapy and customers’ buying patterns, including their building of inventory. Our revenues for the three months ended March 31, 2022 were unfavorably impacted by a modest fourth quarter customer inventory build and fewer new patient starts in the DLBCL market during the quarter, which was exacerbated by the Omicron surge.
License revenue
On January 18, 2022, we entered into an exclusive license agreement with MTPC for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications in Japan. Under the terms of the agreement, we received an upfront payment of USD 30 million, which was recorded as license revenue within the unaudited condensed consolidated interim statement of operations. See note 5, "Revenue recognition" to the unaudited condensed consolidated interim financial statements for further information.
Cost of sales

Cost of product sales for the three months ended March 31, 2022 was USD 0.5 million, which primarily consisted of direct and indirect costs relating to the manufacture of ZYNLONTA from third-party providers of manufacturing, distribution and logistics services, intangible asset amortization expense, and royalties paid to a collaboration partner based on net product sales of ZYNLONTA. There was no Cost of product sales during the three months ended March 31, 2021.
R&D expenses
The following table summarizes our R&D expenses for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
in KUSD	2022	2021	Change
External costs [1]	29,168	24,306	4,862
Employee expense [2]	19,784	14,866	4,918
R&D expenses	48,952	39,172	9,780
1 Includes depreciation expense
2 Includes share-based compensation expense

Our R&D expenses increased to USD 49.0 million for the three months ended March 31, 2022 from USD 39.2 million for the three months ended March 31, 2021, an increase of USD 9.8 million, or 25.0%. Employee expense increased to USD 19.8 million due to higher employee headcount and share-based compensation expense, which was USD 4.9 million. R&D expenses increased due to clinical activities as we continued to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and new histologies, advance Cami to support a BLA submission and build our pipeline. External costs increased primarily as a result of higher chemistry, manufacturing and controls (“CMC”) expense for Cami and a preclinical program as various manufacturing activities to support clinical activities occurred in during the three months ended March 31, 2022.

The following table summarizes our R&D expenses for our major development programs for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
in KUSD	2022	2021	Change
ZYNLONTA	22,624	20,815	1,809
Cami	10,678	9,677	1,001
ADCT-602	360	569	(209)
ADCT-601	3,011	2,252	759
ADCT-901	1,602	2,328	(726)
Preclinical product candidates and research pipeline	7,948	1,907	6,041
Not allocated to specific programs	2,729	1,624	1,105
R&D expenses	48,952	39,172	9,780
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expenses related to ZYNLONTA was primarily due to higher expenses associated with clinical trial activity due to new studies initiated. This increase was partially offset by lower CMC expense due to the absence of pre-launch commercial supply activities that were performed during the three months ended March 31, 2021.
The increase in R&D expenses related to Cami was primarily due to higher personnel costs and CMC expenses as various development activities to support ongoing clinical trial activity occurred during the three months ended March 31, 2022. This increase was partially offset by a decrease in clinical trial activity due to the timing of patient enrollment for the pivotal Phase 2 clinical trial for the treatment of HL which completed during the three months ended March 31, 2022.
The increase in R&D expenses related to Preclinical product candidates and research pipeline was primarily due to higher expenses related to IND-enabling work for ADCT-212 and the continued advancement of our preclinical pipeline during the three months ended March 31, 2022.
S&M expenses
The following table summarizes our S&M expenses for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
in KUSD	2022	2021	Change
External costs [1]	8,911	5,290	3,621
Employee expense [2]	9,459	8,621	838
S&M expenses	18,370	13,911	4,459

1 Includes depreciation expense relating to Property, plant and equipment. All other depreciation expense was not material for the three months ended March 31, 2021.
2 Includes share-based compensation expense
Our S&M expenses increased to USD 18.4 million for the three months ended March 31, 2022 from USD 13.9 million for the three months ended March 31, 2021, an increase of USD 4.5 million, or 32.1%. External costs increased primarily as a result of higher professional expenses relating to the commercial launch of ZYNLONTA.

G&A expenses
The following table summarizes our G&A expenses for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
in KUSD	2022	2021	Change
External costs [1]	7,639	4,733	2,906
Employee expense [2]	11,372	12,849	(1,477)
G&A expenses	19,011	17,582	1,429
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 19.0 million for the three months ended March 31, 2022 from USD 17.6 million for the three months ended March 31, 2021, an increase of USD 1.4 million, or 8.1%, primarily due to higher professional fees associated with the license agreement entered into with MTPC. Employee expense for the three months ended March 31, 2022 decreased to USD 11.4 million primarily as a result of lower share-based compensation expense partially offset by higher headcount.
Other income
The following table summarizes our other income for the three months ended March 31, 2022 and 2021:

	Three Months Ended March 31,
in KUSD	2022	2021	Change
Financial income	18,308	15	18,293
Financial expense	(9,217)	(2,000)	(7,217)
Non-operating income	13,442	21,230	(7,788)
Total other income	22,533	19,245	3,288
Financial income
Our financial income increased to USD 18.3 million for the three months ended March 31, 2022 from KUSD 15 for the three months ended March 31, 2021. The increase was primarily related to the cumulative catch-up adjustment to the deferred royalty obligation with HCR based on the Company's 2022 strategic planning decisions including updated development plans and updated valuation model. See note 16, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements.
Financial expense
Our financial expense increased to USD 9.2 million for the three months ended March 31, 2022 from USD 2.0 million for the three months ended March 31, 2021. The increase was primarily due to interest expense related to the accretion of our deferred royalty obligation with HCR and the interest on the convertible loans, calculated at their respective implied effective interest rate. Financial expense for the three months ended March 31, 2021 did not include interest expense relating to the deferred royalty obligation with HCR as the transaction was entered into during August 2021 or the interest expense on second tranche of the convertible loans as it was drawn down in May 2021. These expenses are explained in note 16, “Deferred royalty obligation” and note 14, “Convertible loans”, respectively, to the unaudited condensed consolidated interim financial statements.
Non-operating income (expense)
Convertible loans, derivatives, change in fair value income (expense)
Changes in convertible loans, derivatives, change in fair value was income of USD 15.9 million and USD 21.2 million for the three months ended March 31, 2022 and 2021, respectively. Pursuant to the Facility Agreement with Deerfield, we drew down the first and second tranches of the convertible loans amounting to USD 65 million and USD 50 million on May 19, 2020 and May 17, 2021, respectively. Changes in our derivative fair values are explained in note 14, “Convertible loans”, to the unaudited condensed consolidated interim financial statements.
Share of Results with Joint Venture
We recorded our proportionate share of Overland ADCT BioPharma’s net loss of USD 2.5 million and USD 0.5 million for the three months ended March 31, 2022 and 2021, respectively. See note 12, “Interest in joint venture” within the notes to the unaudited condensed consolidated interim financial statements for further details.
Exchange differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent gain or (loss) based on favorable or unfavorable changes in foreign currencies. Favorable changes in foreign currencies resulted in a gain of USD 0.1 million for the three months ended March 31, 2022, as compared to gain of USD 0.4 million for the three months ended March 31, 2021.
R&D Tax Credit
We recognize amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. For the three months ended March 31, 2022 and 2021, we recognized income of KUSD 8 and KUSD 194, respectively, in connection with our R&D tax credits. See note 8, “Non-operating income (expense)” within the unaudited condensed consolidated interim financial statements for further details.
Income tax expense
We recorded an income tax benefit of KUSD 1,170 and income tax expense of KUSD 107 three months ended March 31, 2022 and 2021, respectively. On the basis of our projections of future taxable income, we recognized KUSD 3,856 of a deferred income tax benefit related to R&D tax credits and temporary differences related to our U.S. subsidiary during the three months ended March 31, 2022. The net income tax benefit recorded is primarily the result of current income tax benefit derived in the U.S. from its foreign-derived intangible income deduction. This benefit reduces our effective rate from the statutory rate of 21% in the U.S. We did not recognize any deferred tax assets during the three months ended March 31, 2021 as we had not yet received approval of ZYNLONTA. Our current income tax expense was KUSD 2,686 and KUSD 107 for the three months ended March 31, 2022 and 2021, respectively, and is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the U.S. and the United Kingdom for the services they render to Switzerland. Commercial sales in the U.S. also contributed to the current period income tax expense. Ultimately, the net profit at each subsidiary is subject to local income tax.
In estimating future taxable income, management develops assumptions including the amount of future net revenue and pre-tax operating income and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Management notes that its projections of future taxable profits rely on currently enacted law and are subject to revision if the U.S. legislates new tax law. As such, changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. We record the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.
Liquidity and Capital Resources
Since inception, we have incurred significant net losses. To date, we have financed our operations primarily through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations and royalty financings. As of March 31, 2022, we had cash and cash equivalents of USD 430.9 million. We have an at-the-market (“ATM”) offering program, pursuant to which we may sell our common shares with an aggregate offering price of up to USD 200.0 million. There have been no shares sold under the ATM program to date.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, interest payments on debt obligations and other operating expenses. We expect to incur substantial expenses in connection with the advancement of clinical trials, including pivotal and confirmatory clinical trials, regulatory submissions for our products, product candidates and research pipeline, and the commercialization of ZYNLONTA. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of collecting receivables from the sale of ZYNLONTA and paying royalties related to our deferred royalty obligation.
We plan to continue to fund our operating needs through our existing cash and cash equivalents, revenues from the sale of ZYNLONTA, potential milestone and royalty payments under our licensing agreements and additional equity financings, debt financings and/or other forms of financing, as well as funds provided by collaborations.
We are also continuously engaged in discussions to establish value-maximizing strategic collaborations, business combinations, acquisitions, licensing opportunities or similar strategies for clinical development and commercialization of ZYNLONTA and/or our product candidates in various geographical markets, such as those outside of the United States and Europe.
Cash Flows
Comparison of the Three Months Ended March 31, 2022 and 2021
The following table summarizes our cash flows for the three months ended March 31, 2022 and 2021:

(in KUSD)	Three months ended March 31,
Net cash used in:	2022	2021	Change
Operating activities	(33,882)	(55,149)	21,267
Investing activities	(1,448)	(657)	(791)
Financing activities	(258)	(297)	39
Net change in cash and cash equivalents	(35,588)	(56,103)	20,515
Net cash used in operating activities
Net cash used in operating activities decreased to USD 33.9 million for the three months ended March 31, 2022 from USD 55.1 million for the three months ended March 31, 2021, a decrease of USD 21.3 million, or 38.6%. The decrease was primarily due to the receipt of the USD 30 million upfront payment from MTPC, partially offset by increased cash expenditure in the period related to operating expenses in advancing development of our pipeline and the continued commercialization of ZYNLONTA.
Net cash used in investing activities
Net cash used in investing activities increased to USD 1.4 million for the three months ended March 31, 2022 from USD 0.7 million for the three months ended March 31, 2021, an increase of USD 0.8 million, or 120.4%. The increase was primarily due to intangible asset acquisitions as well as deposits made during the three months ended March 31, 2022, partially offset by lower capital expenditures. See note 11, “Intangible assets” to the unaudited condensed consolidated interim financial statements for further information.
Net cash provided by financing activities
Net cash provided by financing activities was USD 0.3 million for both the three months ended March 31, 2022 and 2021.
Operating Capital Requirements
We expect our expenses, including R&D, S&M, manufacturing and distribution costs, to increase in connection with our ongoing activities, particularly as we continue to commercialize ZYNLONTA, undertake confirmatory and other clinical trials for ZYNLONTA and continue the development of, and seek regulatory approval for, our product candidates. Accordingly, we may need to obtain additional funding in connection with our continuing operations. Our future capital requirements will depend on many factors, which are outlined in our Annual Report on Form 20-F for the year ended December 31, 2021 and our subsequent filings with the SEC, as well as actual versus forecast demand for ZYNLONTA.
Off-Balance Sheet Arrangements
As of March 31, 2022 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our annual report on Form 20-F for the period ended December 31, 2021 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 10% increase (decrease) in our share price as of March 31, 2022. A hypothetical 10% increase (decrease) in our share price as of March 31, 2022 would have increased (decreased) the derivative values associated with the first tranche and second tranche by USD 2.4 million (USD 2.6 million) and USD 1.6 million (USD 1.5 million), respectively.
Critical Accounting Policies and Significant Judgments and Estimates
There have been no material changes to the significant accounting policies and significant judgments and estimates from those described in the section in our Annual Report on Form 20-F for the year ended December 31, 2021 titled “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates”, other than those described in note 2, “Basis of preparation” and note 3, “Significant accounting policies” to our unaudited condensed consolidated interim financial statements.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements.
Cautionary Statement Regarding Forward-Looking Statements
This discussion contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.
Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in our Annual Report on Form 20-F for the period ended December 31, 2021 titled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC. These forward-looking statements include, among others:

•our expectations regarding revenues derived from sales of ZYNLONTA;
•the commencement, timing, progress and results of our R&D programs, preclinical studies and clinical trials;
•the timing of investigational new drug application (“IND”), BLA, sBLA, marketing authorization application (“MAA”) and other regulatory submissions with the FDA, the European Medicines Agency (“EMA”) or comparable regulatory authorities in other jurisdictions;
•the proposed development pathway for ZYNLONTA and Cami, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval by the FDA, EMA or comparable regulatory authorities in other jurisdictions;
•assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our products and product candidates;
•the timing of and our ability to obtain and maintain regulatory approval for our product and product candidates;

•our plan for the commercialization of ZYNLONTA and, if approved, for Cami;
•the manufacture and supply of our products and product candidates;
•our expectations regarding the size of the patient populations amenable to treatment with our products and, if approved, product candidates, as well as the treatment landscape of the indications that we are targeting with our products and product candidates;
•assumptions relating to the rate and degree of market acceptance of ZYNLONTA and any other approved products;
•the pricing and reimbursement of ZYNLONTA and any other approved products;
•our ability to identify and develop additional product candidates;
•the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•our competitive position and the development of and projections relating to our competitors or our industry;
•our estimates of our expenses, revenues, capital requirements and need for or ability to obtain additional financing;
•our ability to raise capital when needed in order to continue our R&D programs or commercialization efforts;
•our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our expectations regarding the impact of the current conflict between Russia and Ukraine, including resulting sanctions and changes in commodities prices, on our business and industry and the financial markets;
•our ability to attract and retain qualified key management and technical personnel;
•our expectations regarding the effectiveness of our internal controls over financial reporting; and
•our expectations regarding the time during which we will be a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in our Annual Report on Form 20-F for the period ended December 31, 2021 entitled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.